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                                                                       EXHIBIT 4

               OPTION TO PURCHASE AND ROYALTY AMENDMENT AGREEMENT

        This Option to Purchase and Royalty Amendment Agreement is made as of this 26th day of September, 2002 between CENTRAL MINERA CORP., a company organized under the laws of the Yukon Territory and having an office at 1040 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8 (the "Vendor") and ISLAND ARC EXPLORATION INC., a company duly incorporated under the laws of the Province of British Columbia, having an office at Suite 611-675 West Hastings Street, Vancouver, B.C. V6B 1N2 ("Island Arc").

                                    RECITALS

         The Vendor and Island Arc are parties to an Option to Purchase and Royalty Agreement made as of November 13, 2001 (the "Original Agreement"), pursuant to which the Vendor agreed to grant Island Arc an option to purchase all of the Vendor's right, title and interest to certain Claims, as defined therein. Among other things, Island Arc covenanted in the Original Agreement that (i) on or before the Approval Date, as defined in the Original Agreement, it would make a cash payment to the Vendor of $10,000 (the "Initial Cash Consideration") and (ii) on the Approval Date it would deliver 100,000 Shares (the "Initial Share Consideration"), as defined in the Original Agreement, to the Vendor. Although the Approval Date, within the meaning of the Original Agreement, was December 27, 2001, Island Arc has not paid the Initial Cash Consideration and has not delivered the Initial Share Consideration.

                                    AGREEMENT

         In consideration of the foregoing, of the mutual agreements hereinafter contained and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Vendor and Island Arc have agreed to modify the terms of the Original Agreement as follows:

1. Section 3.1 of the Original Agreement is deleted and the following substituted:

3.1      (a)      In consideration for:

                  (i) a cash payment of $5,000 on execution of this Amendment Agreement; and

                  (ii) a cash payment of $5,000 on or before the first anniversary of the Approval Date; and

                  (iii) the allotment and issue of 100,000 Shares and delivery of certificates therefor to the Vendor on execution of this Amendment Agreement,

                  the Vendor hereby gives and grants to Island Arc the sole and exclusive right and option (the "Option") to acquire an undivided 100% of the right, title and interest of the Vendor in and to the Claims, subject only to the Vendor receiving the Royalty, in accordance with the terms of this Agreement.


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         (b)      The Option may be exercised by:

                  (i) paying $15,000 in cash and allotting and issuing and delivering certificates for 100,000 Shares on or before the first anniversary of the Approval Date;

                  (ii) paying $20,000 in cash and allotting and issuing and delivering certificates for 100,000 Shares on or before the second anniversary of the Approval Date; and

                  (iii) paying $30,000 in cash and allotting and issuing and delivering certificates for 100,000 Shares on or before the third anniversary of the Approval Date.

         (c) Subject to Section 14, Island Arc may let the Option lapse by failing to make the payments or deliver the Shares specified in paragraph (b) of this section 3.1 on or before the dates specified therein.

2. Section 5.1 of the Original Agreement is deleted and the following substituted:

5.1      This Agreement and the Option will terminate:

         (a) forthwith following execution of this Amendment Agreement if Island Arc does not upon execution thereof make the cash payment provided for in section 3.1 (a) (i) and deliver the Shares provided for in section 3.1 (a) (iii);

         (b)      subject to section 19.1:

                  (i) on the first anniversary of the Approval Date unless Island Arc has made the cash payment provided for in section 3.1 (a) (ii) and made the cash payment and delivered the Shares provided for in section 3.1 (b)
                           (i);

                  (ii) on the second anniversary of the Approval Date unless Island Arc has made the cash payment and delivered the Shares provided for in section 3.1 (b) (ii);

                  (iii) on the third anniversary of the Approval Date unless Island Arc has made the cash payment and delivered the Shares provided for in section 3.1 (b) (iii).

3. The Original Agreement is amended by adding, as Section 14.2, the following:

                  If Island Arc abandons its interest in the Claims in accordance with Section 14.1 or this Agreement and the Option otherwise terminate, Island Arc shall ensure that the Claims are in at least the same state concerning environmental and hazardous conditions as they were on the date of the Original Agreement and shall forthwith undertake such reclamation work as is necessary to comply with all requirements of law, environmental, health or safety legislation, regulations, rules, ordinances, policies, orders,

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                  approvals, notices, licences, directives or permits of any federal, provincial or local judicial, regulatory or administrative agency, board or governmental authority including, but not limited to, those relating to (i) pollution or protection of the air, surface water, ground water or land,
                  (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, (iii) exposure to hazardous or toxic substances, or (iv) the closure, decommissioning, dismantling or abandonment of an facilities, mines or workings and the reclamation or restoration of lands.

4. Section 25.1 of the Original Agreement is deleted and the following substituted:

                  This Agreement provides for an option only, and except for the cash payments and the Shares provided for in section 3.1 (a) hereof (both of which are firm commitments), nothing herein contained shall be construed as obligating Island Arc to do any acts or make any payment hereunder and any act or acts or payment or payments as shall be made hereunder shall not be construed as obligating Island Arc to do any further act or make any further payment.

IN WITNESS WHEREOF the parties, intending to be legally bound, have executed this Agreement.


CENTRAL MINERA CORP.

PER:  "Michael Cytrynbaum"
      --------------------------
       Authorized Signatory



ISLAND ARC EXPLORATION INC.

PER:   "Lawrence D. Barr"
      --------------------------
        Authorized Signatory